SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Summit Midstream Partners, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

866142409
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866142409	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Shenkman Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 884,826
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 884,826
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,826
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.69%
12	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 866142409	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Mark R. Shenkman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 884,826
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 884,826
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,826
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.69%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 866142409	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER:

Summit Midstream Partners, LP (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

910 Louisiana Street, Suite 4200 Houston, Texas 77002

Item 2(a).	NAME OF PERSON FILING:

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i)	Shenkman Capital Management, Inc. ("Shenkman Capital"), a New York corporation; and

(ii)	Mark R. Shenkman ("Mr. Shenkman").

Shenkman Capital serves as the investment advisor to various investment funds and separately managed accounts (collectively, the "Clients") and, as such, may have been deemed to have voting and dispositive power with respect to the securities held by such Clients. Mr. Shenkman is the indirect principal owner of Shenkman Capital.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of Shenkman Capital is: 151 West 42nd Street, 29th Floor New York, NY 10036

The principal business address of Mr. Shenkman is: c/o Shenkman Capital Management, Inc. 151 West 42nd Street, 29th Floor New York, NY 10036

Item 2(c).	CITIZENSHIP:

Shenkman Capital is organized under the laws of the State of New York. Mr. Shenkman is a citizen of the United States of America.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common units representing limited partner interests in the Issuer (the "Common Units")

Item 2(e).	CUSIP NUMBER:

866142409

CUSIP No. 866142409	13G	Page 5 of 8 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________

Item 4.	OWNERSHIP:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages used in this Schedule 13G are calculated based upon 10,176,582 Common Units outstanding as of October 28, 2022, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on November 7, 2022.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

CUSIP No. 866142409	13G	Page 6 of 8 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Item 2. Shenkman Tactical Credit Master Fund LP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Units.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 866142409	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2023	SHENKMAN CAPITAL MANAGEMENT, INC.

/s/ Mark R. Shenkman
Name: Mark R. Shenkman
Title: President

/s/ Mark R. Shenkman
MARK R. SHENKMAN

CUSIP No. 866142409	13G	Page 8 of 8 Pages

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 14, 2023	SHENKMAN CAPITAL MANAGEMENT, INC.

/s/ Mark R. Shenkman
Name: Mark R. Shenkman
Title: President

/s/ Mark R. Shenkman
MARK R. SHENKMAN